FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                             Commission file number
                                   333-10886

                     Dunlop Standard Aerospace Holdings plc
             (Exact name of registrant as specified in its charter)

                                 Holbrook Lane
                                Coventry CV6 4AA
                                 United Kingdom
             (Address of principal executive offices and zip code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |  |  No  |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc. (Registration No. 333-10886).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dunlop Standard Aerospace Holdings plc



By: /s/ David Unruh
   ---------------------
David Unruh
Chief Financial Officer

June 4, 2004

FORM 6-K: TABLE OF CONTENTS

1. Press Release of Dunlop Standard Aerospace Holdings plc, dated June 4, 2004, regarding the optional partial redemption of its 11-7/8% Senior Notes due 2009.


                                                                   News Release


         DUNLOP STANDARD AEROSPACE TO MAKE OPTIONAL PARTIAL REDEMPTION
         -------------------------------------------------------------
                 OF $23.6 MILLION OF ITS 11-7/8% SENIOR NOTES
                 --------------------------------------------

Coventry, United Kingdom, June 4, 2004 - Dunlop Standard Aerospace Holdings plc (the" Company") announced today that it will make an optional partial redemption of $23.6 million aggregate principal amount of its 11-7/8% Senior Notes due 2009. The outstanding principal amount of the Senior Notes remaining after this redemption will be $321.4 million. This redemption relates to the agreement with our lenders under our credit agreement to use the proceeds in an escrow account to redeem this portion of our Senior Notes if we did not close a proposed acquisition by May 31, 2004.

The $23.6 million principal amount of Senior Notes will be redeemed at a price equal to 105.938% of their principal amount plus accrued and unpaid interest to the redemption date. The partial redemption will occur on June 30, 2004.

Bank of New York will serve as the paying agent for this redemption. A notice of the redemption containing information required by the terms of the indenture governing the Senior Notes will be mailed to holders. This notice will contain details of the place and manner of surrender in order for holders to receive the partial redemption payment.


Dunlop Standard Aerospace is a leading integrated supplier of aftermarket parts and services to the global aerospace and defense industry. We operate a diversified business portfolio through two divisions: our Engine Repair & Overhaul division provides comprehensive repair and overhaul services on a wide range of small- to medium-sized gas turbine engines and our Design & Manufacturing division provides a wide variety of precision-engineered and specialized parts, sub-systems and systems for use primarily in the aerospace and defense industry, including wheels, brakes and braking systems, heat exchangers, engine parts and rubber polymer products. We have operations around the world, with our largest facilities in the United Kingdom, Canada and the United States.

                             ---------------------

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainties and assumptions. These statements can be identified by the use of forward-looking terminology such as "contemplates," "expects," "will," or "anticipate" or the negative thereof or comparable terminology, or by discussions of strategy. Factors which could cause results to differ materially include, but are not limited to the following: delays in new product introductions, lack of market acceptance for new products, changes in demand for the Company's products, changes in market trends, general competitive pressures from existing and new competitors, adverse changes in operating performance, changes in interest rates, and adverse economic conditions which could affect the amount of cash available for debt servicing and capital investments. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except to the extent required by law.

                             ---------------------

Paying Agent:
The Bank of New York
101 Barclay Street
New York, NY 10286
Attention Corporate Trust Administration


For more information contact:
Ed Richmond
Dunlop Standard Aerospace Group
Senior Vice President of Strategy and Business Development
Phone: 204-987-7106
Fax: 204-784-9647
E-mail: ed_richmond@dsagrp.com



                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




DUNLOP STANDARD AEROSPACE HOLDINGS plc



By:      /s/ David Unruh
         -----------------------------
Name:    David Unruh
Title:   Chief Financial Officer
Date:    June 4, 2004